EXHIBIT 11

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

Computation of Earnings Per Share

	Three Months Ended December 31		Six Months Ended December 31
Amounts in millions except per share amounts	2010	2009	2010	2009
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$3,333	$3,149	$6,414	$6,176
Preferred dividends, net of tax benefit	63	50	116	100

Net earnings from continuing operations available to common shareholders	$3,270	$3,099	$6,298	$6,076

Net earnings from discontinued operations	$—	$1,510	$—	$1,790

Net earnings available to common shareholders	$3,270	$4,609	$6,298	$7,866

Basic weighted average common shares outstanding	2,800.3	2,917.2	2,814.4	2,919.1

Basic net earnings per common share - continuing operations	$1.17	$1.06	$2.24	$2.08

Basic net earnings per common share - discontinued operations	$—	$0.52	$—	$0.61

Basic net earnings per common share	$1.17	$1.58	$2.24	$2.69

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$3,333	$3,149	$6,414	$6,176
Diluted net earnings from discontinued operations	$—	$1,510	$—	$1,790

Diluted net earnings	$3,333	$4,659	$6,414	$7,966

Basic weighted average common shares outstanding	2,800.3	2,917.2	2,814.4	2,919.1
Add potential effect of:
Conversion of preferred shares	129.0	134.7	129.8	135.5
Exercise of stock options and other Unvested Equity awards	70.9	66.6	68.8	59.9

Diluted weighted average common shares outstanding	3,000.2	3,118.5	3,013.0	3,114.5

Diluted net earnings per common share - continuing operations	$1.11	$1.01	$2.13	$1.98

Diluted net earnings per common share - discontinued operations	$—	$0.48	$—	$0.58

Diluted net earnings per common share	$1.11	$1.49	$2.13	$2.56